UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-42027

mF INTERNATIONAL LIMITED

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Pricing and Closing of Initial Public Offering

On April 24, 2024, mF International Limited (the “Company”) closed its initial public offering (“IPO”) of 1,666,667 ordinary shares, no par value per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-274158), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 22, 2023, as amended, and declared effective by the SEC on March 29, 2024, and a registration statement on Form F-1 filed pursuant to Rule 462(b) (File No. 333-278826), which increased the number of registered shares from 1,794,000 to 1,916,667 and became effective upon filing with the SEC on April 19, 2024. The Ordinary Shares were priced at $4.50 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “MFI” on April 22, 2024.

In connection with the IPO, the Company issued a press release on April 19, 2024, announcing the pricing of the IPO, and a press release on April 24, 2024, announcing the closing of the IPO, respectively. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: April 24, 2024	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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